Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SBM Financial, Inc.

We consent to the use in this Registration Statement of Camden National Corporation on Form S-4 under the Securities Act of 1933 of our report dated March 31, 2015 with respect to (i) the consolidated balance sheets of SBM Financial, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity capital, and cash flows for each of the three years in the period ended December 31, 2014, which report is incorporated by reference in such Registration Statement. We also consent to the reference of our firm under the heading “Experts” in the Registration Statement.

/s/ Berry Dunn McNeil & Parker, LLC

Portland, Maine

May 15, 2015